Furr's Restaurant Group, Inc.

2001

Annual Report


FARM
Bishop's

Furr's Restaurant Group, Inc.
2001 Annual Report

Furr's Restaurant Group, Inc.
The Road Ahead

The Road Ahead

In 2001, Furr's Restaurant Group embarked on a new value position designed to meet the dining needs of consumers in the year 2002 and beyond. Our new position focuses on delivering a broader variety of affordable homestyle meals in a more relaxed and updated environment. The fundamentals of the new position include:

New Menu Philosophy

Our new menu program is designed to introduce a variety of high-quality items that appeal to customers of all ages. Menu offerings such as butterflied shrimp, top sirloin steak and North Atlantic whitefish can be found as daily or "add-on" features, developed for customers who desire a greater variety of high-quality food choices. In addition, Furr's heartier portion sizes are noticeable throughout the menu, from salads and entrees all the way down to vegetables and our signature desserts. Along with greater variety and increased portion sizes, we are introducing a number of contemporary product offerings, designed to attract the loyalty of young adults and children.

The menu enhancements are offered as part of our new pricing system, which is designed to provide customers of all appetites with the variety that fits their dining needs. Whether it's the $4.99 "Original" (entrée, two sides and a roll), the $5.99 "Classic" (entrée, four sides and a roll) or the $6.99 "Works" (unlimited selection and second helpings), there's now a meal for everyone at Furr's. In addition, a "side" item can be a soup, salad, vegetable or dessert, providing customers with even greater meal flexibility.

New Service Philosophy

A new dining room service system now provides our guests with an updated and relaxed dining experience. Menu reorders, beverage refills and customer assistance are now provided by a staff of attendants trained to meet the needs of all customer groups. In addition, the Company's "smile" program is being introduced throughout its 91 restaurants. The primary objective of the program is to foster an environment of hospitality throughout the restaurant, from serving line to dining room – and beyond.





Independent Auditors' Report

Board of Directors and Stockholders
Furr's Restaurant Group, Inc.:

We have audited the consolidated balance sheets of Furr's Restaurant Group, Inc. and subsidiaries as of January 1, 2002 and January 2, 2001 and the consolidated statements of income, changes in stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended January 1, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Furr's Restaurant Group, Inc. and subsidiaries as of January 1, 2002 and January 2, 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended January 1, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Dallas, Texas
February 22, 2002

	January 1, 2002	January 2, 2001
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 5,100	$ 3,000
Trade accounts payable	6,367	6,051
Other payables and accrued expenses	15,733	15,859
Derivative liability, current	502	-
Reserve for store closings, current	918	795
Total current liabilities	28,620	25,705
RESERVE FOR STORE CLOSINGS, NET OF CURRENT PORTION	1,732	2,270
LONG-TERM DEBT, NET OF CURRENT MATURITIES	33,900	52,219
OTHER PAYABLES	9,899	10,197
DERIVATIVE LIABILITY, NET OF CURRENT PORTION	85	-
EXCESS OF FUTURE LEASE PAYMENTS OVER FAIR VALUE NET OF AMORTIZATION	1,082	1,474
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY (DEFICIT):		
Preferred Stock, $.01 par value; 5,000,000 shares authorized, none issued		
Common Stock, $.01 par value; 15,000,000 shares authorized, 9,767,926 and 9,757,918 issued and outstanding in 2001 and 2000, respectively	98	98
Additional paid-in capital	56,407	56,386
Accumulated other comprehensive loss	(6,286)	(3,521)
Accumulated deficit	(48,888)	(55,397)
Total stockholders' equity (deficit)	1,331	(2,434)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 76,649	$ 89,431

See accompanying notes to consolidated financial statements.

Furr's Restaurant Group, Inc

Consolidated Statements Of Changes In Stockholders' Equity (Deficit)

(Dollars in Thousands)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
BALANCE, DECEMBER 29, 1998	$ -	$ 97	$ 56,328	$ (2,857)	$ (95,180)	$ (41,612)
Warrants exercised		1	58			59
Net income					31,262	31,262
Pension liability adjustment				1,129		1,129
Total comprehensive income						32,391
BALANCE, DECEMBER 28, 1999		98	56,386	(1,728)	(63,918)	(9,162)
Net income					8,521	8,521
Pension liability adjustment				(1,793)		(1,793)
Total comprehensive income						6,728
BALANCE, JANUARY 2, 2001		98	56,386	(3,521)	(55,397)	(2,434)
Stock issued			21			21
Change in fair value of estimated cash flows related to interest rate swap, net of tax				(462)		(462)
Reclassification of interest rate swap to earnings, net of tax				86		86
Net income					6,509	6,509
Pension liability adjustment				(2,389)		(2,389)
Total comprehensive income						4,120
BALANCE, JANUARY 1, 2002	$ -	$ 98	$ 56,407	$ (6,286)	$ (48,888)	$ 1,331

See accompanying notes to consolidated financial statements.

	January 1, 2002	January 2, 2001	December 28, 1999
CASH FLOWS FROM FINANCING ACTIVITIES:			
Payment of indebtedness	$ (2,746)	$ (5,493)	$ (5,493)
Repayment of 12% and 10.5% notes	(48,933)	-	-
Proceeds from new credit agreement	44,000	-	-
Payment on term loans	(2,500)	-	-
Net payment on revolver	(2,500)	-	-
Payment of loan costs	(2,924)	-	-
Increase in cash overdraft	898	-	-
Issuance of stock	21	-	-
Other, net	-	-	59
Net cash used in financing activities	(14,684)	(5,493)	(5,434)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,694)	522	(6,399)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,694	5,172	11,571
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ -	$ 5,694	$ 5,172
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Interest paid, including $3,356, $5,493 and $5,493 of interest classified as payment of indebtedness during the fiscal years ended January 1, 2002, January 2, 2001 and December 28, 1999, respectively	$ 5,651	$ 5,837	$ 5,842
Pension liability adjustment	$ (2,389)	$ (1,793)	$ 1,129
Non-cash investing activity:			
Note receivable for sale of asset	$ -	$ -	$ 125

See accompanying notes to consolidated financial statements.

Advertising Costs - Advertising costs are expensed as incurred. Total advertising expense was $4,628, $3,860 and $4,257 for the years ended January 1, 2002, January 2, 2001 and December 28, 1999, respectively.

Stock-Based Compensation - The Company has adopted the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") which permits the recognition as expense over the vesting period of the fair value of all stock based awards on the date of grant. Alternatively, under the provisions of SFAS 123, the Company is allowed to continue accounting for such compensation as provided by Accounting Principles Board ("APB") Opinion No. 25. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide proforma disclosure in accordance with the provisions of SFAS 123.

Unfavorable Leases - For leases acquired through purchase, the net excess of future lease payments over the fair value of these payments is being amortized over the terms of the leases to which the differences relate.

Income Taxes - The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income Per Share - Basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of shares outstanding during the year. Diluted earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of shares outstanding plus the number of additional shares that would have been outstanding if potentially dilutive securities had been issued. The following table reconciles the denominators of basic and diluted earnings per share for the fiscal years ended January 1, 2002, January 2, 2001 and December 28, 1999.

	January 1, 2002	January 2, 2001	December 28, 1999
Weighted average common shares outstanding	9,760,406	9,757,918	9,757,123
Options	-	219	43,426
Total shares	9,760,406	9,758,137	9,800,549

For fiscal years 2001, 2000 and 1999, outstanding options totaling 859,584, 696,000 and 382,415, respectively, and outstanding warrants totaling 512,246 for fiscal year 1999, were not included in the computation of diluted earnings per share because their exercise price was greater than the average market price of the common shares and therefore, the effect would be anti-dilutive.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses as of and for the reporting periods and actual results may differ from such estimates.

Reclassification - Certain amounts in the prior year financial statements have been reclassified to conform with current year classification.

remaining amounts outstanding then due. The Company's obligations under the Credit Agreement are secured by a security interest in and liens upon substantially all of the Company's assets.

As a result of retiring the 12% Notes, the Company reported an extraordinary gain of $3.6 million in the second quarter of fiscal 2001, which represented future interest payments recorded as debt that will not be paid.

Long-term debt consists of the following:

	Stated Maturity Date	January 1, 2002	January 2, 2001
Term A Notes	April, 2006	27,000	-
Term B Notes	April, 2007	5,000	-
Revolving Credit Notes	April, 2006	6,500	-
12% Notes, including interest accrued through maturity of $6,896	December, 2001	-	52,668
10.5% Notes	December, 2001	-	2,551
		38,500	55,219
Current maturities of long-term debt		(5,100)	(3,000)
Long-term debt, net of current maturities		$ 33,400	$ 52,219

Following are the maturities of the $30,000 Term loan A and $5,000 Term loan B for each of the next five years:

2002	$ 5,100
2003	5,100
2004	5,600
2005	6,600
2006	5,100

4. STOCKHOLDERS' EQUITY

The 1995 Stock Option Plan - The Board of Directors adopted, and on January 2, 1996, the stockholders approved the 1995 Stock Option Plan (the "1995 Option Plan"). 980,544 shares are reserved under the 1995 Option Plan, after equitable adjustment for the reverse stock splits approved by stockholders on May 20, 1999 and March 14, 1996. A Committee of the Board of Directors administers the 1995 Option Plan, including determining the employees to whom awards will be made, the size of such awards and the specific terms and conditions applicable to awards, such as vesting periods, circumstances of forfeiture and the form and timing of payment. Grants including stock options, stock appreciation rights and restricted stock may be made to selected employees of the Company and its subsidiaries and non-employee directors of the Company.

All options are granted at an exercise price not less than the fair market value of the common stock at the date of grant. Generally, these options vest over a three-year period and expire in 10 years if not exercised.

Following is a summary of activity in the 1995 Option Plan for the three years ended January 1, 2002:

The fair values of options issued during 2001, 2000 and 1999 were determined using a Black-Scholes option pricing model with the following assumptions applicable for the date of grant:

	2001	2000	1999
Dividend yield	-	-	-
Volatility	69% to 72%	70% to 73%	97% to 139%
Risk-free interest rate	4.75%	4.75%	4.75% to 6.08%
Expected life	3 years	3 years	3 years

The table below provides weighted average exercise prices and weighted average remaining contractual life of options outstanding at January 1, 2002, segregated based upon ranges of exercise prices.

	Number of options outstanding	Number of options exercisable	Weighted average exercise price (outstanding)	Weighted average exercise price (exercisable)	Weighted average remaining contractual life (outstanding)
$2.00 - $3.00	401,000	111,003	$2.92	$2.98	8.68
$3.75 - $3.81	253,250	20,420	3.75	3.75	9.47
$5.00 - $5.94	205,334	191,669	5.65	5.70	6.93

5. INCOME TAXES

Following is a summary of income tax expense (benefit) for the fiscal years ended January 1, 2002, January 2, 2001 and December 28, 1999:

	January 1, 2002	January 2, 2001	December 28, 1999
Current	$ 42	$ 35	$ (2,969)
Deferred	463	1,668	20,846
	$ 505	$ 1,703	$23,815

As of January 1, 2002, the Company had consolidated net operating loss carryforwards (NOLs) of approximately $113,777 for income tax reporting purposes that expire from 2002 through 2019. Prior to fiscal 1999, the income tax benefit associated with the NOLs had not been recognized since, in the opinion of management, there was not sufficient positive evidence of future taxable income to justify recognition of a benefit. During 1999, management again evaluated all evidence, both positive and negative, in determining whether a valuation allowance to reduce the carrying value of deferred tax assets was still needed and concluded the Company more likely than not will realize a partial benefit from the loss carryforwards. Accordingly, the Company recorded a deferred tax asset of $20,846 in fiscal 1999, which recognized the benefit of $59,560 of the NOLs. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and NOLs become deductible or are utilized. Management believes it is currently more likely than not the Company will realize the benefits of these deductible differences and NOL carryforwards. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. Approximately $3,700 and $11,400 of the operating loss carryforwards for income tax reporting purposes, which are subject to limited use, relate to the subsidiary operations of Cavalcade Holdings, Inc. ("Holdings") and its subsidiary, Cavalcade Foods, Inc. ("Foods"), respectively, for periods prior to their inclusion in this Company-affiliated group.

Current tax laws and regulations relating to specified changes in ownership limit the availability of the Company's utilization of Holdings' and Foods' net operating loss and tax credit carryforwards (collectively, tax attributes). A change in ownership of greater than 50% of a corporation within a three-year period causes such annual limitations to be placed into effect. Such a change in ownership is deemed to have occurred in connection with an ownership change in 1993. This ownership change limits the utilization of the Company-affiliated group tax attributes incurred during the period March 28, 1991 through June 24, 1993 to approximately $1,200 annually. Additionally, a second change of ownership is deemed to have occurred on March 28, 1996, when the holders of 95% of the limited partner interest of the Partnership exchanged such interest for 95% of the outstanding Common Stock of the Company in connection with the financial restructuring of the Company. As a result, net operating losses of $53,000 incurred during the period June 25, 1993 through March 28, 1996 will be limited to approximately $4,900 annually. As of January 1, 2002, the Company-affiliated group tax attributes not subject to limitation are approximately $49,622.

As of January 1, 2002, the Company has general business credit carryforwards of approximately $1,292, which have expiration dates through 2010. Approximately $74 of the general business credit carryforwards relate to Foods for periods prior to its inclusion in the Company-affiliated group. These credits are subject to limited use.

While the restructuring transactions completed in 1996 were intended to result in no income tax expense to the Company, the transactions result in a substantial restriction on the ability of the Company to utilize certain net operating loss carryforwards. In addition, no assurance can be given that the Internal Revenue Service will not successfully assert that the restructuring transactions result in a substantial reduction of certain tax attributes (such as the net operating losses and tax basis of property) of the Company and the Partnership.

6. EMPLOYEE BENEFIT PLANS

The Company has a noncontributory defined benefit pension plan for which benefit accruals were frozen effective June 30, 1989. The funding policy is to make the minimum annual contribution required by applicable regulations.

The Company is subject to the additional minimum liability requirements of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" ("SFAS 87"). SFAS 87 requires the recognition of an additional pension liability in the amount of the Partnership's unfunded accumulated benefit obligation in excess of accrued pension cost with an equal amount to be recognized as either an intangible asset or a reduction of equity through other comprehensive loss. Based upon plan actuarial and asset information as of January 1, 2002, January 2, 2001 and December 28, 1999, the Company recorded an increase of $2,389 in 2001, an increase of $1,793 in 2000 and a decrease of $1,129 in 1999 to the noncurrent pension liability with corresponding charges or credits to the other comprehensive income (loss) component of stockholders' equity (deficit).

The components of net periodic pension cost for the years ended January 1, 2002, January 2, 2001 and December 28, 1999 are as follows:

	2001	2000	1999
Service cost - benefits earned during the period	$ -	$ -	$ -
Interest cost on projected benefit obligation	924	1,030	1,066
Expected return on plan assets	(525)	(826)	(1,035)
Amortization of prior service cost	-	-	-
Amortization of transition asset	-	-	-
Recognized actuarial loss	279	13	125
Net periodic pension cost	$ 678	$ 217	$ 156

The Company also has a voluntary savings plan (the "401(k) plan") covering all eligible employees of the Company and its subsidiaries through which it may contribute discretionary amounts as approved by the Board of Directors. Administrative expenses paid by the Company for the years ended January 1, 2002, January 2, 2001 and December 28, 1999 amounted to $8, $10 and $19, respectively.

7. COMMITMENTS AND CONTINGENCIES

The Partnership leases restaurant properties under various noncancelable operating lease agreements which expire on various dates through 2020 and require various minimum annual rentals. Certain leases contain escalation clauses. Further, many leases have renewal options ranging from one five-year period to ten five-year periods. Certain of the leases also require the payment of property taxes, maintenance charges, advertising charges, insurance and parking lot charges, and additional rentals based on percentages of sales in excess of specified amounts.

The total minimum annual rental commitment and future minimum sublease rental income under noncancelable operating leases are as follows as of January 1, 2002:

	Minimum Rent	Sublease Income
2002	$ 10,839	$ 1,012
2003	9,977	890
2004	9,669	936
2005	9,241	936
2006	8,681	857
For the remaining terms of the leases	15,332	1,218

Total rental expense included in the statements of operations is $10,329, $10,455 and $10,881, which includes $747, $628 and $980 of additional rent based on net sales, for the years ended January 1, 2002, January 2, 2001 and December 28, 1999, respectively.

The Company operate 38 restaurants which are leased from Kmart Corporation ("Kmart") under full premises or ground leases (the "Furr's/Kmart Leases"). Substantially all of these properties are themselves leased by Kmart from one of several parties who either own title to the properties or lease the properties from the titleholder (the "Owner/Kmart Leases"). Kmart filed a Chapter 11 bankruptcy proceeding in January 2002 and has announced its intention to “reject” the Owner/Kmart Leases and Furr's/Kmart Leases relating to one ground lease and 30 full premise leases. In response to this announcement, two of the property owners, accounting for 22 properties, have themselves filed Chapter 11 bankruptcy proceedings and it is unclear what action may be taken by various holders of mortgage loans secured by these properties.

9. RELATED PARTY TRANSACTIONS

In settlement of the Company's indemnification obligations to the persons listed below (the "Affiliated Indemnitees") with respect to the Affiliated Indemnitees' litigation expenses arising from the Company's restructuring transaction completed in 1995, the Company entered into release agreements with, and made the additional payments noted below to, each of the Affiliated Indemnitees. The Company (i) delivered to Teachers Insurance and Annuity Association of America as payee a promissory note dated January 14, 1998 in the principal sum of $756, (ii) delivered to The Northwestern Mutual Life Insurance Company as payee a promissory note dated February 24, 1998 in the principal sum of $488 and made a cash payment to The Northwestern Mutual Life Insurance Company of $6, (iii) delivered to John Hancock Mutual Life Insurance Company as payee a promissory note dated March 4, 1998 in the principal sum of $476, (iv) made a cash payment to the Mutual Life Insurance Company of New York of $218, (v) made a cash payment to Principal Mutual Life Insurance Company of $175 and (vi) delivered to the Equitable Life Assurance Society of the United States ("Equitable") as payee a promissory note dated March 23, 1998 in the principal sum of $830. Each of the promissory notes was retired in April 2001 with proceeds from the Company's new Credit Agreement described in Note 3, "Long-Term Debt." Except for Equitable, each of the Affiliated Indemnitees owned more than five percent of the Common Stock at the time the agreements were signed. Equitable is an affiliate of EQ Asset Trust 1993, a business trust that owns more than five percent of the outstanding Common Stock.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" ("SFAS 107"). The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

At January 1, 2002 and January 2, 2001, the carrying amount and the estimated fair value of the Company's financial instruments, as determined under SFAS 107, was as follows:

	January 1, 2002	January 2, 2001
Long-term debt, including current portion and interest accrued through maturity:		
Carrying amount	$38,500	$55,219
Estimated fair value	38,500	48,324

The Company's outstanding debt at January 1, 2002 bears interest at a variable rate. Accordingly, management believes carrying value approximates fair value. The Company's 12% Notes were held by a limited number of holders and were not actively traded, and as a result, market quotes were not readily available. The fair value of the long-term debt at January 2, 2001, was based upon the face amount of the debt, as management believed that this was most indicative of the fair value. The carrying values of accounts receivable and accounts payable approximate fair value due to the short maturity of these financial instruments. As discussed further in note 11, management has estimated the fair value of its interest rate swap agreement to be a liability of $587 at January 1, 2002.

11. INTEREST RATE MANAGEMENT

The Company uses variable-rate debt to finance its operations. In particular, it has borrowed money under a Credit Agreement providing for variable-rate interest. The variable interest rate on the debt obligations exposes the Company to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases and conversely, if interest rates decrease, interest expense also decreases.

	Cafeterias	Dynamic Foods	Total
1999:			
External revenues	$186,866	$1,194	$188,060
Intersegment revenues	-	59,731	59,731
Depreciation and amortization	9,360	975	10,335
Segment profit	7,077	844	7,921
Segment assets	75,793	13,670	89,463
Expenditures for segment assets	19,164	686	19,850

Following is a reconciliation of reportable segments to the Company's consolidated totals for the fiscal years ended January 1, 2002, January 2, 2001 and December 28, 1999.

	January 1, 2002	January 2, 2001	December 28, 1999
Revenues			
Total revenues of reportable segments	$241,452	$258,506	$247,791
Elimination of inter-segment revenue	(56,551)	(62,459)	(59,731)
Total consolidated revenues	$184,901	$196,047	$188,060
Profit			
Total profit of reportable segments	$ 5,788	$ 10,074	$ 7,921
Elimination of inter-segment profit	-	-	-
Total consolidated profit	$ 5,788	$ 10,074	$ 7,921
Assets			
Total assets of reportable segments	$ 76,649	$ 89,431	$ 89,463
Elimination of inter-segment assets	-	-	-
Total consolidated assets	$ 76,649	$ 89,431	$ 89,463

13. SPECIAL CHARGES

The operating results for fiscal 1999 include a special charge of $566 thousand for expenses related to the relocation of the corporate offices from Lubbock, Texas to Richardson, Texas.

* * * * * *

Management Discussion and Analysis

Fiscal 2001 Compared to Fiscal 2000

Results of Operations. Sales for the fiscal year ended January 1, 2002 were $184.9 million or $3.6 million per week, a decrease of $11.1 million from the 53-week fiscal year ended January 2, 2001 or $.1 million per week. Comparable store sales decreased by $2.8 million, or 1.6%, in 2001 compared to 2000.

Our net income was $6.5 million for fiscal 2001 comparing to a net income of $8.5 million for the prior year or $0.67 per share compared to $.87 per share, respectively. The operating results for 2001 included an extraordinary gain of $3.6 million. Before the extraordinary gain, net income for fiscal 2001 was $3.0 million, or $.30 per share

Sales. Restaurant sales in comparable units were 1.6% lower in fiscal 2001 than 2000 adjusted to 52 weeks. Sales in 2001 were lower than the prior year by $11.1 million or $.1 million on a comparable weekly comparison. Revenues in fiscal year 2001 included $2.2 million of Dynamic Foods sales to third parties compared to $1.7 million in fiscal 2000, an increase of $9 thousand per week, or 27%.

Costs of Sales. Cost of sales was 29.1% of sales for fiscal year 2001 compared to 29.3% for fiscal year 2000, due to aggressive buying strategies, menu mix and price increases to our customers.

Labor and Related Costs. Labor and related costs were $3.2 million lower in fiscal year 2001 than 2000. Of the decrease, $1.3 million was due to the 53rd week in fiscal 2000. The remaining decrease was due to aggressive management of labor in response to decreased guest counts and fewer operating units during 2001.

Occupancy and Other Expenses. Occupancy and other expenses decreased $.6 million in fiscal 2001 from 2000. These expenses were minimally impacted by the 53rd week in 2000 and includes increases of $.5 million in utilities due to natural gas price increases, $.8 million in marketing to generate increased sales and decreases of $.5 million in repairs and maintenance, $.6 million in supplies and $.3 million in other store expense.

General and Administrative Expenses. General and administrative expenses were higher by $1.1 million in fiscal year 2001 compared to 2000. Of the increase, $.6 million was due to expenses incurred as a result of the prior CEO resignation and hiring of a new CEO. Another $.5 million is attributed to increased pension expense in 2001 principally as the result of lower investment return on plan assets.

Depreciation and Amortization. Depreciation and amortization expense was $478 thousand lower than the prior year due to assets becoming fully depreciated during 2001 and a reduced level of capital expenditures in 2001 that impacted the amount of depreciation on new assets. We recognized asset impairments of $.7 million and $.4 million in fiscal years 2001 and 2000, respectively.

Interest Expense. Interest expense was $3.2 million, which was higher than the prior year by $2.9 million. As discussed in note 3 to the consolidated financial statements, in accordance with Statement of Financial Accounting Standards No. 15 "Troubled Debt Restructurings" (SFAS 15), certain debt was recorded at the sum of all future principal and interest payments and there was no recognition of interest expense thereon. This debt was refinanced in April of 2001 resulting in interest expense on borrowings under our new Revolving Credit and Term Loan Agreement for nine months of the year. Cash interest payments not recorded as expense in 2001 and 2000 amounted to $3.3 million and $5.5 million, respectively. $2.0 million of these cash payments made in 2001 related to the period in fiscal 2001 prior to the refinancing.

Income Tax Benefit. We have provided income tax expense of $.5 million and $1.7 million for fiscal years 2001 and 2000, respectively. Income tax expense has been provided at an effective income tax rate lower than the Statutory Federal rate of 35% due to interest expense on the restructured debt, which is reported as additional debt rather than interest expense pursuant to SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings" in the accompanying consolidated statement of operations, but which is a deductible expense for Federal income tax purposes.

Special Charges. The operating results for fiscal 1999 include a special charge of $566 thousand for expenses related to the relocation of the corporate offices from Lubbock, Texas to Richardson, Texas.

Depreciation and Amortization. Depreciation and amortization expense was $609 thousand higher than the prior year, due to the depreciation on capital expenditures in the prior and current year principally related to our remodeling program and three new units opened in fiscal 2000.

Interest Expense. Interest expense was $344 thousand, which was lower than the prior year by $5 thousand. As discussed in note 3 to the consolidated financial statements, in accordance with SFAS 15, certain debt was recorded at the sum of all future principal and interest payments and there was no recognition of interest expense thereon. Cash interest payments not recorded as interest expense in 2000 and 1999 amounted to $5.5 million each year.
Furr's Restaurant Group, Inc.

Income Tax Benefit. As discussed above and in note 6 to the consolidated financial statements, in fiscal 1999 we recorded a deferred tax asset of $20.8 million, and a reduction of a prior year income tax liability related to an Internal Revenue Service examination, which was settled in 1999, of $2.9 million. We have provided income tax expense of $1.7 million for fiscal year 2000. The effective income tax rate is lower than the Statutory Federal rate of 35% due to interest expense on the restructured debt, which is reported as additional debt rather than interest expense pursuant to SFAS No. 15 in the accompanying consolidated statement of operations, but which is a deductible expense for Federal income tax purposes.

Critical Accounting Policies

The Company follows certain significant accounting policies when preparing its consolidated financial statements. A complete summary of these policies is included in note 1 of notes to consolidated financial statements.

Certain of the policies require management to make significant and subjective estimates and assumptions which are sensitive to deviations of actual results from management's assumptions. In particular, management makes estimates regarding future undiscounted cash flows from the use of long-lived assets in assessing potential impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset may not be recoverable and estimates of future taxable income when evaluating whether deferred tax assets are more likely than not recoverable.

Management has estimated future undiscounted net cash flows from the use of long-lived assets based on actual historical results and expectations of about future economic circumstances including future business volume, operating costs and conditions of local real estate markets. The estimate of future cash flows from the use and eventual disposition of the assets could change if actual business volume or operating costs differ due to industry conditions or other factors affecting our business environment, and if real estate markets in which the assets are located experience declines.

Management has estimated future taxable income in evaluating whether deferred tax assets are more likely than not recoverable. The estimate of future taxable income could change due to general economic conditions different than assumed by management, based on our ability to attract customers and compete in the marketplace and if operating costs are different than projected by management.

On April 10, 2001, we entered into a new $55 million Revolving Credit and Term Loan Agreement (Credit Agreement) with various banks and lenders. Concurrent with the execution of this new agreement we defeased and gave notice of redemption of our 12% Senior Secured Notes due December 31, 2001 and repaid in full the $2.6 million of 10.5% Notes due December 31, 2001. This refinancing transaction was completed prior to the issuance of our fiscal 2000 consolidated financial statements. Accordingly, the balance of these notes, less the current portion of the new term loan, was classified as long term at January 2, 2001. After the redemption of the 12% Notes and the 10.5% Notes, we had $44 million outstanding under the new Credit Agreement. The Credit Agreement contains covenants with regard to maintaining certain leverage ratios, achieving certain levels of EBITDA, operating cash flow and limits on capital expenditures. In addition there are certain restrictions on the payment of dividends and additional indebtedness. The Credit Agreement allows us to borrow at either a Federal Funds Rate plus an applicable margin or at a Eurocurrency Reserve Rate plus an applicable margin. As a result of the refinancing, our effective interest rate decreased from 11.9% to 8.5% for 2001.

The Credit Agreement provides that we can borrow up to $20 million on a revolving basis until April, 2006, of which $9 million was drawn at closing, with the remaining $11 million of available borrowings to be used for working capital and capital expenditures. The Credit Agreement contains a $30 million Term loan A and a $5 million Term loan B. The Term loan A and Term loan B provide for quarterly amortization through April, 2006 and April, 2007, respectively, with the remaining amounts outstanding then due. Our obligations under the Credit Agreement are secured by a security interest in and liens upon substantially all of our assets.

As a result of retiring the 12% Senior Secured Notes, we reported an extraordinary pre-tax gain of approximately $3.6 million in the second quarter of fiscal 2001.

During the fiscal years ended January 1, 2002, January 2, 2001 and December 28, 1999, we expended $4.1 million, $12.8 million and $19.9 million, respectively on capital expenditures, principally to maintain and remodel existing cafeterias, upgrade our computer and information systems, construct three new units, relocate one unit and improve the facility operated by Dynamic Foods. The capital expenditures in 1999 were primarily due to a significant reimaging program. In 2000, we spent $3.9 million to complete the reimage program (total of 43 restaurants reimaged) and $4.8 million to construct three new units and relocate one unit. The remaining units that were not selected for reimaging will be evaluated over the next few years and updated as necessary. Our 2001 expenditures were of a more routine nature related to enhancements of our units, corporate facilities, and Dynamic Foods. Our capital expenditure program is necessary to enable us and our subsidiaries to increase our revenue and profitability.

From time to time, we consider whether disposition of certain of our assets, including our food processing and distribution operations, real estate owned in fee simple and leasehold interests or potential acquisitions of assets would be beneficial or appropriate for our long-term goals and in order to increase stockholder value.

In 1999 we settled litigation and an IRS audit involving our pension plan. The cash impact of the settlement includes payment in 2000 of $1.5 million of expenses for legal and professional fees, with the remainder of the settlement to be paid to the Plan in future years to fund increased benefit payments to former and current employees. The settlement required payments to the Plan of $2.2 million in 2001 and is expected to require payments of approximately $2.9 million in 2002 with additional funding payments required in subsequent years in amounts that are expected to decline over time, subject to the overall funding status of the Plan. At January 1, 2002, the benefit obligation of the plan exceeded the fair value of the Plan assets by $7.3 million.

We operate 38 restaurants which are leased from Kmart. Kmart filed a Chapter 11 bankruptcy proceeding in January, 2002 and has subsequently announced its intent to "reject" 30 of our full premise and one of our ground leases. While we believe that the United States Bankruptcy Code, applicable state laws and the doubtful existence of more valuable uses of the leased premises all will support our continued occupancy of the Kmart leased premises without material effect, the loss of possession of some of these restaurants could have a material adverse effect upon our results of operations, financial position and liquidity.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FURR'S RESTAURANT GROUP, INC.

DATE: March 26, 2002

Craig S. Miller
President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Furr's Restaurant Group, Inc. and on the dates indicated.

DATE: March 26, 2002

Damien Kovary
Director, Chairman of the Board

DATE: March 26, 2002

Robert N. Dangremond
Director

DATE: March 26, 2002

Margaret Bertelsen Hampton
Director

DATE: March 26, 2002

Craig S. Miller
Director (Chief Executive Officer and
Chief Financial Officer)

DATE: March 26, 2002

Max Pine
Director

DATE: March 26, 2002

Robert W. Sullivan
Director

DATE: March 26, 2002

Nancy A. Ellefson
Vice President of Finance (Chief Accounting Officer)

Directors & Officers, Furr's Restaurant Group, Inc.

Board of Directors

Damien W. Kovary(1)(2)(3)
Chairman of the Board
Managing Director
Heico Acquisitions

Craig S. Miller
President and Chief
Executive Officer

Robert N. Dangremond(1)(2)
Principal, Jay Alix and
Associates

Margaret B. Hampton(2)(3)
Grace Brothers, LTD

Max Pine(3)
Aries & Associates

Robert S. Sullivan(1)(2)
Chairman and Chief
Executive Officer, The
Plitt Company

Executive Officers

Craig S. Miller
President and Chief
Executive Officer

Thomas M. Blasdell
Vice President
President – Dynamic Foods

Donald M. Dodson
Vice President – Product and
New Business Development

Bruce S. Dudley
Vice President –
Administration

Nancy A. Ellefson
Vice President – Finance

Danny K. Meisenheimer
Vice President – Marketing

Elizabeth A. Smith
Vice President – Field
Operations

Executive Offices

Furr's Restaurant Group, Inc.
3001 E. President George Bush Hwy.
Suite 200
Richardson, TX 75082
972-808-2923
www.furrs.net

Stock Transfer Agent and Registrar
Mellon Investor Services, LLC
Ridgefield Park, NJ 07660
800-635-9270
www.melloninvestor.com

Independent Auditor
KPMG, LLP
Dallas, Texas 75201

Corporate Counsel
Bracewell & Patterson LLP
Dallas, Texas 75201

Annual Meeting
May 21, 2002 at
10:00 A.M. C.D.T.
3001 E. President George Bush Hwy.
Suite 200
Richardson, TX 75082

* (1) Member of the Audit Committee (2) Member of the Compensation Committee (3) Member of the Finance Committee

Shareholder Information

Form 10-K

The Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge upon request and may be obtained at the Company's Executive Offices.

The following table sets forth the high and low sales prices on the American Stock Exchange (symbol: FRG) for the period from December 29, 1999 to January 1, 2002.

2000

Fiscal Quarter	High	Low
First	$4.13	$2.81
Second	3.19	2.63
Third	3.38	2.75
Fourth	2.94	1.00

2001

Fiscal Quarter	High	Low
First	$2.25	$1.75
Second	3.00	1.78
Third	3.25	2.20
Fourth	2.90	2.25

At January 1, 2002 there were approximately 4,200 record holders of the Company's Common Stock.

